Puro Trader, Inc
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Revenue	$ 17,161.71	$ 25,906.36
COGS	1,676.71	11,242.99
Gross Profit	15,485.00	14,663.37
Expenses:		
Wages	192,414.13	-
Depreciation expense	-	306.00
Advertising and promotion	66,996.90	23,048.10
Office expenses	4,297.71	1,033.97
Dues and subsriptions	26,833.60	8,223.77
Professional fees	303,782.89	17,555.59
Travel	30,897.61	7,346.53
Total expenses	625,222.84	57,207.96
Net loss before taxes	(609,737.84)	(42,544.59)
Provision for income taxes	-	-
Net loss	$ (609,737.84)	$ (42,544.59)